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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

            [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

            [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________

                          COMMISSION FILE NO. 001-07964

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          NOBLE ENERGY, INC. THRIFT AND
                               PROFIT SHARING PLAN
                        100 Glenborough Drive, Suite 100
                              Houston, Texas 77067

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               NOBLE ENERGY, INC.
                        100 Glenborough Drive, Suite 100
                              Houston, Texas 77067

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

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                                TABLE OF CONTENTS

                                                                               PAGE
Report of Independent Registered Public Accounting Firm                          1

Financial Statements:

     Statements of Net Assets Available for Benefits
        December 31, 2003 and 2002                                               2

     Statements of Changes in Net Assets Available for Benefits
       Years ended December 31, 2003 and 2002                                    3

Notes to Financial Statements                                                    4

SUPPLEMENTAL SCHEDULE

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
       December 31, 2003                                                         7

     All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee and Participants
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Oklahoma City, Oklahoma
June 3, 2004

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002

                                                                   2003          2002
                                                                   ----          ----
Assets:
  Cash and cash equivalents                                    $   418,028       224,976
                                                               -----------    ----------
  Investments, at fair value (note 2):
         Money market funds - short-term                        10,393,560     9,539,766
         Noble Energy, Inc. common stock                         7,309,713     7,694,183
         Common stocks                                             347,613       192,961
         Mutual funds                                           42,374,409    28,500,534
         Loans to participants                                   2,442,890     2,455,889
                                                               -----------    ----------
                           Total investments                    62,868,185    48,383,333
                                                               -----------    ----------
  Receivables:
         Interest and dividends receivable                             107           341
         Due from broker for securities sold                       165,904       702,024
                                                               -----------    ----------
                           Total receivables                       166,011       702,365
                                                               -----------    ----------
                           Total assets                         63,452,224    49,310,674
                                                               -----------    ----------
Liabilities:
  Due to broker for securities purchased                            42,239       385,177
                                                               -----------    ----------
                           Total liabilities                        42,239       385,177
                                                               -----------    ----------
                           Net assets available for benefits   $63,409,985    48,925,497
                                                               ===========    ==========

See accompanying notes to financial statements.

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2003 and 2002

                                                                2003          2002
                                                                ----          ----
Additions to net assets attributed to:
    Investment income (loss):
       Net appreciation (depreciation) in fair value
              of investments (note 3)                       $ 9,549,800    (5,135,168)
       Interest                                                 233,150       308,748
       Dividends:
              Noble Energy, Inc. common stock                    36,136        38,954
              Common stocks and mutual funds                      2,637         3,501
                                                            -----------    ----------
                             Net investment income (loss)     9,821,723    (4,783,965)
                                                            -----------    ----------
    Contributions:
       Participants                                           3,872,019     3,574,377
       Employer                                               2,412,280     2,302,157
                                                            -----------    ----------
                             Total contributions              6,284,299     5,876,534
                                                            -----------    ----------
                             Total additions                 16,106,022     1,092,569
                                                            -----------    ----------
Deductions from net assets attributed to:
    Benefits paid to participants                             1,612,936     2,509,787
    Administrative expenses                                       8,598         6,640
                                                            -----------    ----------
                             Total deductions                 1,621,534     2,516,427
                                                            -----------    ----------
                             Net increase (decrease)         14,484,488    (1,423,858)
Net assets available for benefits, beginning of year         48,925,497    50,349,355
                                                            -----------    ----------
Net assets available for benefits, end of year              $63,409,985    48,925,497
                                                            ===========    ==========

See accompanying notes to financial statements.

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(1)   DESCRIPTION OF THE PLAN

      The Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan), as amended, is a defined contribution plan covering certain employees who have completed specified terms of service with Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      The following description of the Plan provides only general information. Participants should refer to the plan document for a complete description of the Plan's provisions.

      Employees are eligible to participate in the Plan on the first day of any calendar month following employment. Participants may contribute up to 15% of their basic compensation, subject to annual limitation established by the Internal Revenue Service (IRS). The employer matching contribution percentage is 100% of the participant's contribution up to 6% of the participant's basic compensation and is funded subsequent to each pay period. However, discretionary contributions may be made to the Plan at the discretion of the President of the Company.

      The Plan is to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon notice of termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby shall become fully vested, and the balances in their accounts shall be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy, Inc. Employee Benefits Committee (the Committee).

      The Plan is exempt from federal income taxes under Sections 401 and 501(a) of the Internal Revenue Code and has received a favorable determination letter from the IRS dated March 8, 2003. Therefore, management of the Company is of the opinion that the Plan meets IRS requirements and continues to be tax-exempt.

      The Plan incorporates the following provisions: (1) participants fully vest after three years of service (prior to January 1, 2002, participants vested after five years of service), (2) participants may borrow from the Plan, as discussed below, (3) overtime is included in the participant's basic compensation, and (4) the Plan provides a definition of early retirement. On termination of service due to death, disability, retirement, or other reasons, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

      Participating employees have an option as to the manner in which their contributions may be invested. Employer contributions are invested as designated by the participants in the individual funds.

      A participant may borrow from the Plan up to the lesser of $50,000 or one-half of the participant's vested account balance. Interest is charged at the current prime rate and loans are required to be repaid within five years through payroll deductions. Repayments of principal and interest are credited to the borrowing participant's account.

      The Plan is administered by the Committee. Investment decisions are recommended by a professional investment advisory firm appointed by the Committee.

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(2)   SIGNIFICANT ACCOUNTING POLICIES

      The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

      (a)   USE OF ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (b)   INVESTMENTS

            Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Investments are accounted for on a trade-date basis. Participant loans and cash are valued at cost, which approximates fair value.

            Fidelity Investments Institutional Operations Company, Inc. (Fidelity) is the trustee of the Plan. Under the terms of the Plan, Fidelity (the Trustee), on behalf of the trust fund, is allowed to acquire, hold, and dispose of the common stock of Noble Energy, Inc.

            As of December 31, 2003 and 2002, the Plan held the following investments which separately represented more than 5% of the Plan's net assets available for benefits:

                 INVESTMENT                                SHARES      FAIR VALUE
                 ----------                                ------      ----------
2003
        Fidelity Dividend Growth Fund                       174,032   $  4,751,060
        Fidelity Growth Fund                                 98,703      4,942,055
        Fidelity Puritan Fund                               394,212      7,281,089
        Fidelity Retirement Money Market Portfolio       10,393,560     10,393,560
        Noble Energy, Inc. Common Stock                     164,522      7,309,713
        PIMCO Moderate Duration Fund                        438,159      4,534,946
        Spartan US Equity Index Fund                        217,381      8,567,002
        Loan to participants                                     --      2,442,890

2002
        Fidelity Dividend Growth Fund                       148,812   $  3,321,476
        Fidelity Growth Fund                                 79,811      2,826,906
        Fidelity Puritan Fund                               360,830      5,697,500
        Fidelity Retirement Money Market Portfolio        9,539,766      9,539,766
        Noble Energy, Inc. Common Stock                     204,905      7,694,183
        PIMCO Moderate Duration Fund                        401,266      4,145,080
        Spartan US Equity Index Fund                        211,582      6,590,792
        Loans to participants                                    --      2,455,889

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

      (c)   EXPENSES OF THE PLAN

            Some expenses and fees incurred in the administration of the Plan are charged to and paid by the Plan. The remaining expenses and fees are paid by the Company including expenses and fees of the trustee.

      (d)   FORFEITURES

            Under the provisions of the Plan, all amounts forfeited as of the end of that year may be applied to reduce required employer contributions. Forfeitures amounted to $14,439 and $31,660 in 2003 and 2002, respectively, and reduced the required employer contributions.

      (e)   RISKS AND UNCERTAINTIES

            The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE

      During 2003 and 2002, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                                        2003          2002
                                                        ----          ----
Noble Energy, Inc. common stock                      $1,495,729      409,334
Common stocks                                           109,359     (402,008)
Mutual funds                                          7,944,712   (5,142,494)
                                                     ----------   ----------
     Net appreciation (depreciation) in fair value   $9,549,800   (5,135,168)
                                                     ==========   ==========

      Realized gains (losses) are calculated based on proceeds from the sale of assets and the fair value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Unrealized appreciation (depreciation) of investments is calculated based on the fair value of the assets at the end of the Plan year and the fair value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Purchases and sales of investments are recorded on a trade-date basis.

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

              IDENTITY OF ISSUER, BORROWER,                                                           NUMBER OF       CURRENT
                LESSOR, OR SIMILAR PARTY                       DESCRIPTION OF INVESTMENT               SHARES          VALUE
                ------------------------                       -------------------------               ------          -----
   Money market funds:
*           Fidelity Retirement Money
                          Market Portfolio            Money market mutual fund - Short-term          10,393,560      $10,393,560
                                                                                                                     -----------
   Common stocks:
            Charter Communications, Inc.              Common Stock                                       20,000           80,400
            Cree Inc.                                 Common Stock                                          150            2,653
            General Electric Corp.                    Common Stock                                          500           15,490
            IMAX Corp.                                Common Stock                                          250            1,977
            ITT Industries, Inc.                      Common Stock                                          200           14,842
            Johnson & Johnson Inc.                    Common Stock                                           50            2,583
            Matrix Service Co.                        Common Stock                                           90            1,630
            Microsoft Corp.                           Common Stock                                          100            2,737
            NASDAQ 100 Trust Shares                   Common Stock                                        1,000           36,460
*           Noble Energy, Inc.                        Common Stock                                      164,522        7,309,713
            Nokia Corporation                         Common Stock                                          600           10,200
            Northwest Biotherapeutics Company         Common Stock                                           60               10
            Pfizer, Inc.                              Common Stock                                          526           18,585
            Procter & Gamble Co.                      Common Stock                                          200           19,976
            Southwest Airlines Co.                    Common Stock                                        3,475           56,090
            Sun Microsystems, Inc.                    Common Stock                                       10,000           44,700
            Williams Cos., Inc.                       Common Stock                                        4,000           39,280
                                                                                                                     -----------
                                                                                                                       7,657,326
                                                                                                                     -----------
   Mutual funds:
            Franklin Small-Mid Cap Growth Fund        Mutual Fund                                       124,394        3,759,186
            Janus Mid Cap Value Institutional         Mutual Fund                                        43,390          884,716
            Strong Opportunity Fund                   Mutual Fund                                        21,377          843,335
            Dodge & Cox Stock Fund                    Mutual Fund                                        31,897        3,642,480
            PIMCO Moderate Duration Fund              Mutual Fund                                       438,159        4,534,946
*           Fidelity Puritan Fund                     Mutual Fund                                       394,212        7,281,089
*           Fidelity Growth Fund                      Mutual Fund                                        98,703        4,942,055
*           Fidelity Diversified International Fund   Mutual Fund                                        22,532          543,475
*           Fidelity Dividend Growth Fund             Mutual Fund                                       174,032        4,751,060
*           Fidelity Freedom Income Fund              Mutual Fund                                        17,429          193,285
*           Fidelity Freedom 2000 Fund                Mutual Fund                                         7,793           91,800
*           Fidelity Freedom 2010 Fund                Mutual Fund                                        66,686          868,255
*           Fidelity Freedom 2020 Fund                Mutual Fund                                        90,923        1,183,823
*           Fidelity Freedom 2030 Fund                Mutual Fund                                        21,754          281,714
*           Fidelity Freedom 2040 Fund                Mutual Fund                                           819            6,188
*           Spartan US Equity Index Fund              Mutual Fund                                       217,381        8,567,002
                                                                                                                     -----------
                                                                                                                      42,374,409
                                                                                                                     -----------
*  Participant loans                                  Interest rates range from 4.25% to 9.50%                         2,442,890
                                                                                                                     -----------
                          Total                                                                                      $62,868,185
                                                                                                                     ===========

* Represents party-in-interest.

Note: Historical cost information has not been provided because all investments are participant directed.

See accompanying independent auditors' report.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: June 28, 2004

                                          NOBLE ENERGY, INC. THRIFT AND PROFIT
                                          SHARING PLAN

                                          By: /s/ Robert K. Burleson
                                              ----------------------------------
                                              Robert K. Burleson, Vice President
                                              of Noble Energy, Inc.

                                INDEX TO EXHIBITS

EXHIBIT
 NUMBER     DESCRIPTION OF EXHIBITS
 ------     -----------------------
  23        Consent of KPMG LLP